UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of FEBRUARY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: February 24, 2006                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                                 FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         HALO RESOURCES LTD. (the "Issuer")
         #1280 - 625 Howe Street
         Vancouver, British Columbia   V6C 2T6
         Phone: (604) 484-0068

2.       DATE OF MATERIAL CHANGE

         February 24,  2006

3.       PRESS RELEASE

         The press release was released on February 24, 2006 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Quebec and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chairman of the Board
         Phone: (604) 685-9316

9.       DATE OF REPORT

         February 24, 2006.

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

                       HALO COMPLETES DUPORT 43-101 REPORT

VANCOUVER, BC, FEBRUARY 24, 2006 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V: HLO, TSX.V: HLO.WT.A, TSX.V: HLO.WT.B, OTC.BB:HLOSF, FSE:HLR) is pleased to announce the completion of the Company's updated NI 43-101 technical report, which has been filed on SEDAR and is available on the Company's website www.halores.com.

The updated 43-101 report on the Company's Duport Gold Property project near Kenora, Ontario, Canada was completed by Roscoe Postle Associates Inc. ("RPA") (www.rpacan.com), an independent Canadian firm of Geological and Mining Consultants. RPA prepared a previous NI 43-101 technical report on the Duport Gold Property dated November 8, 2004. The purpose of the updated report was to review the exploration data compiled in 2005, and provide recommendations at to future work programs on the property.

The 43-101 report recommends a $900,000 two phase exploration work program for the Company's Duport Gold Property, with the second phase contingent on the success of the first. The objective of the work program is to expand the resource base of the property by testing airborne electromagnetic anomalies with IP surveys and diamond drilling.

The Company believes that the property shows very high potential to expand the existing resource; both laterally and along strike of the deposit, and discover additional ounces within prospective satellite geophysical targets associated with gold in historic drill holes in close proximity to the Duport deposit.

The Company also regrets to announce the cancellation of the Phase II drill program scheduled for the period January to March, 2006 due to mild temperature conditions that have not allowed the building of sufficient ice thickness to support the drill rigs.

The drill program was designed to test the gold-bearing Duport stratigraphic horizon along strike to the north and south as well as test parallel structures known to host gold mineralization within the deposit for the discovery of additional high-grade ounces. As well, the program was to test a number of high-priority co-incident magnetometer and electromagnetic (AEM) anomalies in the vicinity of the deposit.

The Company will continue to aggressively explore and carry out advanced baseline studies in the coming months.

QUALIFIED PERSON

The independent qualified persons for the purposes of the Duport 43-101 Report were Graham G. Clow, P.Eng and Wayne W. Valliant, P.Geo. The field work at the Duport Gold Property is supervised by Kevin Leonard, who is a qualified person under definition thereof in NI-43-101.

ADDITIONAL INFORMATION

For additional information on the Duport Property, please see the Technical Report on the Duport Property, northwestern Ontario, Canada, dated January 31, 2006, filed on SEDAR at WWW.SEDAR.COM

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch,
President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Inc.   Tel: 604-484-0068
Fax: 604-484-0069   Toll Free: 1-866-841-0068
mcernovitch@halores.com